ENDEAVOUR SILVER CORP.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on June 2, 2009

NOTICE IS HEREBY GIVEN that the Annual General Meeting of shareholders of Endeavour Silver Corp. (the “Company”) will be held at 10:00 a.m. at the Terminal City Club, Atkins Room, 837 West Hastings Street, Vancouver, British Columbia on Tuesday, June 2, 2009 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2008 with auditor’s report thereon;

2.	To fix the number of directors at six and elect six directors for the ensuing year;

3.	To appoint the auditor for the ensuing year and authorize the directors to fix the auditor’s remuneration;

4.

To consider and, if thought fit, pass a resolution to approve Amendment No. 1 to the Company’s Stock Option Plan (the “Option Plan”) to, among other things, convert the Option Plan into a “rolling 10% plan”, as more particularly described in the accompanying Information Circular;

5.	To consider and, if thought fit, pass a resolution to approve a Stock Bonus Plan for the Company, as more particularly described in the accompanying Information Circular; and

6.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 28, 2009 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Pacific Time) on May 29, 2009 or, if the Meeting is adjourned, by 10:00 a.m. (Pacific Time), on the second last business day prior to the date on which the Meeting is reconvened, or may be accepted by the chairman of the Meeting prior to the commencement of the Meeting. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated as of the 28th day of April, 2009.

BY ORDER OF THE BOARD

“Bradford J. Cooke”

BRADFORD J. COOKE
Chairman and CEO